Exhibit 99.1

JCP COMMENTS ON CASELLA’S PRELIMINARY VOTING RESULTS AND DISCLOSES INCREASED OWNERSHIP STAKE

HOUSTON, TX - November 9, 2015 - JCP Investment Management, LLC (together with its affiliates, “JCP”), the beneficial owner of approximately 5.9% of the outstanding Class A shares of Casella Waste Systems, Inc. (NASDAQ: CWST) (“Casella” or the “Company”), issued the following statement regarding the preliminary voting results for Casella’s 2015 Annual Meeting.

Unaudited preliminary results reported by Broadridge Financial Solutions, Inc. as of November 3, 2015 (the day immediately prior to JCP’s withdrawal of director nominees) indicate that approximately 30.2% of all Class A votes cast were in favor of the election of JCP’s nominees at Casella’s 2015 Annual Meeting.

Despite, as more fully recounted below, the Company’s (i) addition of two new independent directors replacing long-tenured incumbents, (ii) replacement of its Lead Director, (iii) adoption of numerous corporate governance improvements and (iv) release of 2018 EBITDA guidance, all following JCP’s activist involvement, we find it quite telling that nearly 1/3 of all Class A shares voted went against the Company’s nominees at the time of our withdrawal. From this, it is evident to us that many shareholders remain unsatisfied, and we hope that the Board understands that there remains room for improvement.

Accordingly, we encourage the Board to actively engage with shareholders to understand the changes shareholders are most interested in, such as the declassification of the Board.

As one of Casella’s 5 largest shareholders, with ownership of approximately 5.9% of the Class A shares, we are HUGELY excited about what we have achieved so far, but believe there is more corporate governance change to come. Since the public announcement of our campaign on April 28, 2015, Casella has made the following positive changes:

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July 7, 2015 – John Chapple stepped down as a director from the class of directors with terms ending at the 2015 Annual Meeting (the “2015 Class”) having been on the board since 1994; Jim O’Connor, a new independent director, joined the Board in the resulting vacancy in the 2015 Class.

•
September 1, 2015 – Jim McManus stepped down as director in the 2015 Class having been on the board since 2005; Bill Hulligan, new independent director, joined the Board in the resulting vacancy in the 2015 Class.

•	September 1, 2015 – Casella adopted a number of corporate governance changes including the following:

o	Adoption of majority vote resignation policy for only uncontested elections, but not for contested elections;

o	Adoption of stock ownership guidelines for executives;

o	Adoption of policy restricting hedging and pledging activities

•	September 2015 – Casella released earnings guidance for 2018, including:

o	Commitment to an EBITDA guidance

o	Commitment to a Free Cash Flow guidance

o	Commitment to decrease leverage

•	October 19, 2015 – Greg Peters stepped down as Lead Director; recent addition to the Board, Jim O’Connor, appointed Lead Director

JCP intends to closely monitor the Board’s progress and is prepared to hold the Board accountable for its aggressive projections through 2018, which are similar to what the Company previously failed to achieve when issuing similar projections in 2010. It is our hope that the Board is serious about achieving these projections and that they do not represent a hollow promise to win a stockholder vote.

JCP stands ready to do whatever is necessary to protect shareholder rights and maximize value for all shareholders.

About JCP Investment Management:

JCP Investment Management, LLC is an investment firm headquartered in Houston, TX that engages in value-based investing across the capital structure.  JCP follows an opportunistic approach to investing across different equity, credit and distressed securities largely in North America.